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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PRESERVER GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                              PRESERVER GROUP, INC.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                PRESERVER GROUP, INC. CUSIP NUMBER IS 74082A 10 3
                [NOTE: CERTIFICATES IN THE COMPANY'S FORMER NAME
              MOTOR CLUB OF AMERICA BEAR CUSIP NUMBER 619823 10 7]
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    Stephen A. Gilbert and Patrick J. Haveron
                              Preserver Group, Inc.
                                95 Route 17 South
                            Paramus, New Jersey 07653
                            Telephone: (201) 291-2000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING
                                    PERSONS)

                                    COPY TO:

           Stanley U. North, III, Esq.                  Morris Bienenfeld, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.        Wolff & Samson, P.A.
               One Riverfront Plaza                      280 Corporate Center
          Newark, New Jersey 07102-5400                  Five Becker Farm Road
            Telephone: (973) 643-7000                 Roseland, New Jersey 07068
                                                       Telephone: (973) 740-0500

                           CALCULATION OF FILING FEE:

Transaction Valuation*: $9,791,675.50       Amount of Filing Fee*: $1,958.34 in
payments of $1,707.34 and $251.00

* Estimated for purposes of calculating the amount of the filing fee only.

This calculation assumes the purchase of 1,263,442 shares of common stock, par value $0.50, of Preserver Group, Inc., at a price per share of $7.75 in cash. Such number of shares represents all 1,101,510 shares of common stock outstanding as of December 18, 2001, other than an aggregate of 1,022,870 shares beneficially owned by Archer McWhorter, Alvin E. Swanner and William E. Lobeck, Jr., and their affiliates, which shares will not be tendered in the Offer, plus vested options to purchase 115,000 shares and $746,215 of convertible debentures convertible into 46,932 shares. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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Amount previously paid:    $1,958.34         Filing Party: Preserver Group, Inc.
Form or Registration No.: Schedule TO        Date Filed: January 15, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed January 15, 2002 relating to the issuer tender offer by Preserver Group, Inc., a New Jersey corporation (the "Company"), to purchase up to 1,101,510 Shares of its issued and outstanding common stock, par value $0.50 per share (the "Shares"), at a purchase price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2002 (the "Offer to Purchase"), as amended by the Supplement thereto dated February 11, 2002 (the "Supplement") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the Offer and are herein incorporated by reference. The 1,101,510 shares represent all of the issued and outstanding common stock of the Company other than the 1,022,870 issued and outstanding shares owned, in the aggregate, by William E. Lobeck, Jr., Archer McWhorter and Alvin E. Swanner, and their affiliates (collectively, the "Company Affiliates") which 1,022,870 shares will not be tendered in the Offering. This Amendment No. 1 files the Supplement in response to comments received from the Securities and Exchange Commission and to extend the expiration date of the Offer.

In conjunction with the Company's Tender Offer Statement on Schedule TO, as amended, contemporaneously with the filing of this Amendment No. 1 with the Securities and Exchange Commission (the "Commission"): (i) the Company Affiliates are filing with the Commission a Tender Offer Statement on Schedule TO relating to the Company's tender offer for the Shares due to the ownership in the Company of the Company Affiliates after the Company's proposed tender offer, certain contractual rights of the Company Affiliates with the respect to the Company's tender offer for the Shares and the financing of the Company's tender offer by certain of the Company Affiliates; and (ii) the Company is filing with the Commission a Recommendation Statement on Schedule 14D-9.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Summary Term Sheet in the Supplement is incorporated herein by reference.

(a) Name and Address. The information set forth in the Supplement under INFORMATION ABOUT THE COMPANY - Item 2. Identity and Background of certain Persons is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Supplement under INFORMATION ABOUT THE COMPANY - Item 2. Identity and Background of certain Persons is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms.

(1) Tender Offer.

(i) The information set forth on the cover page to the Supplement is incorporated herein by reference.

(ii) The information set forth on the cover page to the Supplement is incorporated herein by reference.

(iii) The information set forth in the Supplement under THE TENDER OFFER -
Section 1. The Terms of the Offer; Expiration Date is incorporated herein by reference.

(v) The information set forth in the Supplement under THE TENDER OFFER - Section
1. The Terms of the Offer; Expiration Date is incorporated herein by reference.
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(x) The information set forth in the Supplement under SUMMARY TERM SHEET - What
Potential Conflicts of Interest Are There in the Offer and Merger:? and SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Supplement under INFORMATION ABOUT THE COMPANY - Section 7. Incorporation of Certain Documents by Reference is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(c) Negotiations or Contacts. The information set forth in the Supplement under SPECIAL FACTORS - Section 5. Plans for the Company After the Offer is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Supplement under SPECIAL FACTORS - Section 5. Plans for the Company After the Offer; the Merger and ANNEX to the Supplement - Amendment No. 1 to Agreement is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information contained in the Supplement under SPECIAL FACTORS
- Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(c) Plans. The information in the Supplement contained in SPECIAL FACTORS -
Section 5. Plans for the Company After the Offer; the Merger is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(b) Conditions. The information in the Supplement contained in THE TENDER OFFER
- Section 10. Certain Conditions to the Offer is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Supplement under INFORMATION ABOUT THE COMPANY - Section 2. Identity and Background of Certain Persons is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information contained in the Supplement under SPECIAL FACTORS - Section
5. Plans for the Company After the Offer; the Merger and ANNEX A to the Supplement - Amendment No. 1 to Agreement is incorporated herein by reference.

(2) The information contained in the Supplement under THE TENDER OFFER - Section
11. Certain Legal Matters is incorporated herein by reference.

(b) Other Material Information. The information contained in the Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(K) Supplement to Offer to Purchase dated February 11, 2002.

(a)(1)(L) Recommendation Statement on Schedule 14D-9 of the Company dated February 11, 2002.

(a)(1)(M) Text of Press Release issued by Preserver Group, Inc. dated February 11, 2002.

(a)(1)(N) Text of letter of Company President to Shareholders.

(b)(1)(F) Amendment No. 1 to Agreement of Tender Offer, Financing and Merger between the Company and the 13D Group (included as ANNEX A to the Supplement filed as Exhibit (a)(1)(K)).

(c)(1)(C) Letter of Cochran, Caronia & Co. Regarding Opinion Reference (included as ANNEX B to the Supplement filed as exhibit (a)(1)(K)).
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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.


SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information in the Supplement set forth in SPECIAL FACTORS -
Section 1. Background of the Offer is incorporated herein by reference.

(b) Alternatives. The information in the Supplement set forth in SPECIAL FACTORS
- Section 1. Background of the Offer and SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor is incorporated herein by reference.

(c) Reasons. The information in the Supplement set forth in SPECIAL FACTORS -
Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and Merger is incorporated herein by reference.

(d) Effects. The information in the Supplement set forth in SPECIAL FACTORS -
Section 5. Plans for the Company After the Offer; the Merger is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) Fairness. The information in the Supplement set forth in SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and Merger is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information in the Supplement set forth in SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and SPECIAL FACTORS - Section 4. Position of the Executive Committee Regarding Fairness of the Offer and Merger is incorporated herein by reference.

(c) Approval of Security Holders. The information in the Supplement set forth in SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(d) Unaffiliated Representative. The information in the Supplement set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(e) Approval of Directors. The information in the Supplement set forth in SPECIAL FACTORS - Section 1. Background of the Offer and SPECIAL FACTORS -
Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

(f) Other Offers. The information in the Supplement set forth in SPECIAL FACTORS
- Section 1. Background of the Offer and SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information in the Supplement set forth in SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section
3. Opinion of the Financial Advisor and ANNEX B to the Supplement - Letter of Cochran, Caronia & Co. is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information in the Supplement set forth in SPECIAL FACTORS - Section 1. Background of the Offer, SPECIAL FACTORS - Section 3. Opinion of the Financial Advisor and ANNEX B to the Supplement - Letter of Cochran, Caronia & Co. is incorporated herein by reference.

(c) Availability of Documents. An explanatory letter of Cochran, Caronia & Co. regarding use of its Opinion is attached as ANNEX B to the Supplement.


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SCHEDULE 13E-3, ITEM 12. THE SOLICIATION OR RECOMMENDATION.

(e) Recommendations of Others. The information in the Supplement contained in SPECIAL FACTORS - Section 2. Recommendation of the Independent Committee and the Company Board; Fairness of the Offer and the Merger and SPECIAL FACTORS -
Section 4. Position of the Executive Committee Regarding Fairness of the Offer and Merger is incorporated herein by reference.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SCHEDULE TO AND SCHEDULE 13E-3

                              PRESERVER GROUP, INC.


                           By: /s/ Stephen A. Gilbert
                              ---------------------------------------
                           Name: Stephen A. Gilbert
                           Title: President and Chief Executive Offer


Dated: February  11, 2002